Exhibit 99.1

 This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

 It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

 You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

BRF S.A. Publicly Traded Company CNPJ/MF nº 01.838.723/0001-27 NIRE 42.300.034.240

MATERIAL FACT

BRF S.A. (“BRF” or “Company”), in compliance with Article 157, Paragraph 4, of Law No. 6,404, dated December 15, 1976, and with Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários “CVM”) Resolution No. 44, dated August 23, 2021, hereby inform its shareholders and the market in general that the Company’s shareholders approved on this date, at an Extraordinary General Meeting (“EGM”), the merger of BRF shares by Marfrig Global Foods S.A. (“Marfrig”) (“Merger”), under the terms of the “Plan of Merger of BRF S.A. Shares by Marfrig Global Foods S.A.”, executed on May 15, 2025, as amended on May 26, 2025 (“Plan of Merger”), and the Company’s Management Proposal submitted to the EGM.

The completion of the Merger is subject to the approval of the transaction at Marfrig's extraordinary general meeting, to be held on the present date, and is also subject to the satisfaction (or waiver, as the case may be) of the Conditions and the occurrence of the Closing Date, as provided for in the Plan of Merger.

The Company will keep its shareholders and the market in general duly informed about relevant developments related to the Merger, in accordance with applicable legislation and regulations.

São Paulo, August 05, 2025.

BRF S.A.
Fábio Luis Mendes Mariano Chief Financial and Investor Relations Officer